 EXHIBIT 21.1

Significant Subsidiaries of the Registrant

The following are significant subsidiaries of Epoch Holding Corporation as of June 30, 2006 and the states or jurisdictions in which they are organized.

			State of
	Company	% Owned	Incorporation

1)	J Net Ventures I, LLC	100.0%	Delaware	Inactive

2)	J Net Holdings, LLC	100.0%	Nevada	Inactive

3)	IW Holdings, Inc.	100.0%	Delaware	Inactive

4)	Epoch Investment Partners, Inc.	100.0%	Delaware